

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Gregory Dangler
Chief Financial Officer
Prospect Global Resources, Inc.
1401 17th Street, Suite 1550
Denver, CO 80202

> **Re: Prospect Global Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 5, 2013**
> **File No. 001-35590**

Dear Mr. Dangler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 3: Approval of the Conversion of $5.5 Million of Preferred Stock Into the Same Units Issued in our June 2013 Public Offering, page 9

Why We Are Seeking Stockholder Approval, page 10

1.   We note your Current Report on Form 8-K filed July 10, 2013, where you discuss the issuance of the Senior Mandatorily Convertible Preferred Stock, filing of a Certificate of Designation, and entrance into the Note Exchange and Subscription Agreement. Please revise your disclosure to include a brief summary of the mandatory conversion provisions set forth in the Certificate of Designation stating that the preferred stock would mandatorily convert into shares of the company's common stock upon receipt of requisite stockholder approval. Please also identify Very Hungry LLC and Scott Reiman 1991 Trust as related parties.

2.   Please revise your disclosure to clarify that Very Hungry LLC and Scott Reiman 1991 Trust own all of the issued and outstanding shares of your preferred stock, indicating the respective amounts owned by each party.

Annual Report, page 39

3.   Refer to Items 12(f) and 13(a) of Schedule 14A. Please revise your disclosure here to include a statement that your Form 10-K for fiscal year ended March 31, 2013, or the relevant portions of the Form 10-K responsive to the noted item requirements, are incorporated by reference into the proxy statement. Refer to Note D.1 and Item 13(c) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Era Anagnosti, Staff Attorney, at (202) 551-3369, if you have any questions regarding our comments.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Jeffrey M. Knetsch (*via e-mail*)
       Brownstein Hyatt Farber Schreck, LLP